UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.5)*

ParkerVision, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

701354102
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,170,994

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,170,994

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,170,994

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Flat Rock Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

67,999

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

67,999

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,238,993

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,238,993

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,238,993

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

66,000

6.	SHARED VOTING POWER

6,238,993

7.	SOLE DISPOSITIVE POWER

66,000

8.	SHARED DISPOSITIVE POWER

6,238,993

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,304,993

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of common stock, $.01 par value (the "Common Stock") of ParkerVision, Inc. (“Issuer”) beneficially owned by the Reporting Persons identified below as of February 2, 2012 and amends and supplements the Schedule 13G filed on March 28, 2007, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are Gem Partners, LP (the “Gem Partners”), Flat Rock Partners LP (“Flat Rock”), Gem Investment Advisors, LLC (“Advisors”) and Daniel M. Lewis.  Advisors is the general partner of Gem Partners and Flat Rock.  Mr. Lewis is the managing member of Advisors.  Gem Partners, Flat Rock, Advisors and Mr. Lewis expressly disclaim constituting a group for purposes of Section 13(d) of the Act with respect to the shares of Common Stock owned by Mr. Lewis personally.

ITEM 4.         OWNERSHIP.

(a)           Amount beneficially owned:

(i) Gem Partners individually beneficially owns 6,170,994 shares of Common Stock, consisting of: (A) 5,147,710 shares of Common Stock, and (B) warrants exercisable for 1,023,284 shares of Common Stock.

(ii) Flat Rock individually beneficially owns 67,999 shares of Common Stock.

(iii) Advisors, as the general partner of Gem Partners and Flat Rock, beneficially owns the shares of Common Stock beneficially owned by them.

(iv) Mr. Lewis, as the controlling person of Advisors, is deemed to beneficially own the shares of Common Stock held by Gem Partners and Flat Rock, and an additional 66,000 shares of Common Stock that he owns personally, for a total of 6,304,993 shares of Common Stock.

(v) Collectively, the Reporting Persons beneficially own 6,304,993 shares of Common Stock.

(b)	Percent of Class:

(i) Gem Partners’ individual beneficial ownership of 6,170,994 shares of Common Stock represents 9.0% of all of the outstanding shares of Common Stock.

(ii) Flat Rock’s individual beneficial ownership of 67,999 shares of Common Stock represents 0.1% of all of the outstanding shares of Common Stock.

(iii) Advisors’ beneficial ownership of 6,238,993 shares of Common Stock represents 9.1% of all of the outstanding shares of Common Stock.

(iii) Mr. Lewis’s beneficial ownership of 6,304,993 shares of Common Stock represents 9.2% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 6,304,993 shares of Common Stock represents 9.2% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Lewis has the sole power to vote or direct the vote of the 66,000 shares of Common Stock held by him personally.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 6,170,994 shares of Common Stock individually beneficially owned by Gem Partners.

Flat Rock, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 67,999 shares of Common Stock individually beneficially owned by Flat Rock.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Lewis has the sole power to dispose or direct the disposition of the 66,000 shares of Common Stock held by him personally.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 6,170,994 shares of Common Stock individually beneficially owned by Gem Partners.

Flat Rock, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 67,999 shares of Common Stock individually beneficially owned by Flat Rock.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                                           SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2012

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

FLAT ROCK PARTNERS LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
     Daniel M. Lewis